Exhibit 8.1
SUBSIDIARIES OF W.P. STEWART & CO., LTD.

JURISDICTION OF
Subsidiary	INCORPORATION

W.P. Stewart & Co. (Europe), Ltd.	England

NS Money Management Ltd.	Bermuda

Cribewell Investments	Curaçao

TPRS Services N.V.	Curaçao

W.P. Stewart & Co., Inc.	Delaware

W.P. Stewart Securities Limited	Bermuda

W.P. Stewart Asset Management Ltd.	Bermuda

W.P. Stewart Fund Management Limited	Ireland

W.P. Stewart Asset Management (NA), Inc.	New York

W.P. Stewart Asset Management, Inc.	Delaware

W.P. Stewart Asset Management (Europe), Ltd.	Bermuda

W.P. Stewart Asset Management (Curaçao), N.V.	Netherlands Antilles

W.P. Stewart Asset Management (Europe), N.V.	The Netherlands

TPR Curaçao N.V.	Netherlands Antilles

WPSH Management N.V.	Netherlands Antilles

W.P. Stewart Fund Management S.A.	Luxembourg

W.P. Stewart/Hartmann Ltd.	Bermuda